UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F  ☐

EXPLANATORY NOTE

GDEV Inc. (NASDAQ: GDEV) (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K, originally filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2023 (the “Original Filing”), to amend and restate the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 (the “2023 Interim Financial Statements”), attached as Exhibit 99.1 to the Original Filing.

The 2023 Interim Financial Statements include the Company’s interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2023 and 2022 (the “2023 Interim P&L”). The 2023 Interim P&L sets forth comparative period information in respect of the six months ended June 30, 2022 (the “2022 Comparative Period Information”). The financial information covered by the 2022 Comparative Period Information was previously published by the Company in its interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2022 (the “2022 Interim P&L”), included as part of the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022, attached as Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on September 28, 2022 (the “2022 Interim Financial Statements”).

Subsequent to the publication of the 2022 Interim Financial Statements, the Company determined that revisions to the 2022 Interim Financial Statements and related disclosures were required to comply with the requirements of IAS No.8, “Accounting Policies, Changes in Accounting Estimates and Errors,” for the correction of an error in the previously issued 2022 Interim Financial Statements. The revisions were necessary to disclose the effects of an error in the misclassification of the sale of the Company’s former Russia-based subsidiaries as discontinued operations. Accordingly, certain amounts appearing in the 2022 Comparative Period Information were restated in the 2023 Interim P&L in comparison to the 2022 Interim P&L (the “Restatements”).

The Company is amending and restating the 2023 Interim Financial Statements to clarify the Restatements reflected in the 2023 Interim Financial Statements and the basis behind the Restatements.

The Company’s amended and restated unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 is attached to this Amendment No. 1 as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2023

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and restated unaudited interim condensed consolidated financial statements of GDEV Inc. for the six months ended June 30, 2023.